CATALYST PAPER CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

MANAGEMENT’S DISCUSSION AND ANALYSIS

The following management discussion and analysis (“MD&A”) of Catalyst Paper Corporation (the “Company”) should be read in conjunction with the unaudited interim consolidated financial statements for the three-month and nine-month periods ended September 30, 2008 and September 30, 2007, and the three-month period ended June 30, 2008.

Effective January 1, 2008 the Company renamed its specialty paper segment to “Specialty Printing Papers” to better reflect the nature of the Company’s specialty printing paper products. The segment financial information has not been impacted.

Throughout this discussion, reference is made to EBITDA, which represents earnings before interest, taxes, depreciation and amortization, impairment, and before other non-operating income and expenses, as well as EBITDA before specific items, average delivered cash costs per tonne before specific items, net earnings (loss) before specific items, net earnings (loss) per share before specific items, and free cash flow.  Management believes these measures are useful to evaluate the performance of the Company and its business segments.  As Canadian Generally Accepted Accounting Principles (“GAAP”) do not define a method of calculating these measures, securities regulations require that non-GAAP measures be clearly defined and qualified, and reconciled with their nearest GAAP measure.  The definition, calculation, and reconciliation of these non-GAAP measures are provided in Section 7: “Non-GAAP Measures”.

In accordance with industry practice, in this MD&A, the term “tonne” or the symbol “MT” refers to a metric tonne, the term “ton” or the symbol “ST” refers to a short ton, an imperial unit of measurement equal to 0.9072 metric tonnes, and the symbol “Bdt” refers to bone dry tonnes.

In this MD&A, unless otherwise indicated, all dollar amounts are expressed in Canadian dollars, as are the term “dollars” and the symbols “$” and “CDN$”.  The term “U.S. dollars” and the symbol “US$” refer to United States dollars.

The information in this report is as at November 3, 2008, which is the date of filing in conjunction with the Company’s press release announcing its results for the third quarter of 2008.  Disclosure contained in this document is current to that date, unless otherwise stated.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This MD&A contains forward-looking statements.  Forward-looking statements are statements, other than statements of historical fact, that address or discuss activities, events or developments that the Company expects or anticipates may occur in the future, including future cost savings, performance improvements, capital expenditures, demand for the Company’s products, product prices, production volumes, future cash flows, severance obligations, successful labour negotiations, strength of markets, achievement of synergies, availability of fibre and curtailment of operations.  These forward-looking statements can be identified by the use of words such as “anticipate”, “could”, “expect”, “seek”, “may”, “likely”, “intend”, “will”, “believe” and similar expressions or the negative thereof.  These forward-looking statements reflect management’s current views and are based on certain assumptions including assumptions as to future economic conditions and courses of action, as well as other factors management believes are appropriate in the circumstances.  Such forward-looking statements are subject to risks and uncertainties and no assurance can be given that any of the events anticipated by such statements will occur or, if they do occur, what benefit the Company will derive from them.  A number of factors could cause actual results, performance or developments to differ materially from those expressed or implied by such forward-looking statements, including the general economic conditions in the U.S., Canada and internationally, market conditions and demand for the Company’s products, the outlook for inventories, production and pricing, the Company’s ability to successfully obtain performance improvements and cost savings from its cost reduction initiatives and synergies from its Snowflake acquisition, expected cash flows, capital expenditures and completion of capital projects, shifts in industry capacity, fluctuations in foreign exchange and interest rates, fluctuations in availability and cost of raw materials or energy, developments arising from labour negotiations, the implementation of environmental legislation requiring capital for operational changes, the Company’s ability to obtain financing and other factors beyond the Company’s control.  Additional information concerning these and other factors can be found in Section 11 of this MD&A under the heading "Risks and Uncertainties".  The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Investors are cautioned not to place undue reliance on these forward-looking statements.  No forward-looking statement is a guarantee of future results.

1.0	OVERVIEW AND HIGHLIGHTS

1.1	Third quarter overview

General overview

The third quarter of 2008 (“Q3”) saw a significant improvement in operating results and net earnings relative to recent quarters.  The primary driver of this improvement was continued positive momentum in pricing for mechanical printing paper products.  Although economic fundamentals weakened during the quarter, leading to reduced demand particularly for newsprint and coated paper grades, ongoing global industry capacity curtailments led to relatively tight market supply conditions.

The Company’s earnings during the third quarter also benefited from labour cost savings from the ongoing restructuring programs at Elk Falls and Crofton, benefits of a full quarter of operations at the Snowflake mill and for the Port Alberni No. 4 paper machine (“A4”), and the slightly weaker Canadian dollar.  These positive factors were partially offset by higher costs for old newspapers (“ONP”), chemicals and distribution of the Company’s products.

Financial performance

The Company recorded a net loss of $10.9 million and net earnings before specific items of $7.2 million in Q3, compared to a net loss of $124.3 million and a net loss before specific items of $22.7 million in the second quarter of 2008 (“Q2”).  EBITDA for the quarter was $53.1 million, compared to $29.5 million in Q2, 2008.  The Company’s Q3, 2008 EBITDA included restructuring costs of $13.1 million, compared to restructuring costs of $1.2 million in Q2, 2008.  EBITDA before specific items was $66.2 million, compared to $30.7 million in Q2, 2008.

Production curtailment

As a result of reduced paper demand in key U.S. markets, the Company curtailed production at Crofton paper machine No. 1 (“C1”) for 30 days beginning September 11, 2008.  This removed approximately 11,000 tonnes of paper production, of which 6,800 tonnes related to Q3 production.  The indefinite curtailment of Elk Falls paper machine No. 1 (“E1”) continued throughout Q3 and reduced newsprint production at Elk Falls by approximately 38,500 tonnes, in line with Q2.

Production at the Elk Falls pulp mill and white top linerboard machine was curtailed by approximately 24,800 tonnes in Q3, 2008 compared to 17,200 tonnes in Q2, 2008, due to a shortage of sawdust fibre for this operation.

Restructuring

On July 7, 2008, as a result of the loss of traditional sawdust supply, the Company announced the permanent closure of the Elk Falls pulp mill and white top linerboard operation, effective November 30, 2008.  The closure will remove 200,000 tonnes of annual market sawdust pulp and 131,000 tonnes of annual white top linerboard capacity.  Approximately 440 employees will be impacted by the closure.  Estimated severance costs are expected to be approximately $21 million and an asset impairment charge of $136.5 million was recorded in Q2, 2008.

During the third quarter, the Company recorded restructuring costs of $13.1 million, primarily severance related, associated with the announced closure of the Elk Falls pulp mill and white top linerboard operation as well as the manning reduction programs at the Elk Falls and Crofton mills that were announced in the prior quarter.

Product demand and pricing

Markets for the Company’s products were mixed in Q3, 2008.  Coated paper demand was down during Q3 and the US$60 per ton price increase announced for July was partially implemented.  Overall, uncoated mechanical demand was down slightly due to lower retail advertising resulting from the slowdown in the U.S. economy.  The July 1, 2008, US$60 per ton price increase for soft-calendared (“SC”) grades and standard high-brights was largely implemented during Q3, 2008 and the August 1, 2008 US$60 per ton price increase for super-bright grades was partially implemented in the quarter.  Directory demand was down and the July 1, 2008 US$60 per ton price increase on spot sales was partially implemented in the quarter.

North American newsprint demand continued to decline.  However, prices trended upwards as operating rates remained balanced and the three monthly US$20 per tonne price increases announced for Q3 were largely implemented.

Demand for Northern Bleached Softwood Kraft (“NBSK”) pulp weakened and the average North American NBSK benchmark price fell during the quarter.  Linerboard markets weakened in Q3, 2008 due to lower box shipments which led to increased inventories.  However, the benchmark price for white top linerboard increased in the quarter.

Financing and liquidity

On August 13, 2008, the Company refinanced its $350 million revolving operating facility, maturing July 2009, with a new $330 million revolving asset based loan facility (“ABL Facility”) maturing August 2013.  The ABL Facility was used to refinance the Company’s debt outstanding under the previous operating facility and will provide for ongoing working capital and capital expenditure requirements as well as be available for general corporate purposes.  Collateral provided consists of the accounts receivable, inventories, and cash of the Company as well as a first charge on the property, plant and equipment of the Snowflake mill.  Availability under the ABL Facility is determined by a borrowing base, calculated primarily on balances of eligible accounts receivable and inventory, less certain reserves.

The ABL Facility includes financial covenants to maintain shareholders’ equity above $649 million, maintain excess availability above $35 million and to not make capital expenditures in excess of 120% of the annual budget.

At September 30, 2008, the Company had $172.3 million of liquidity available, comprising of $6.2 million in cash and $166.1 million availability on the ABL Facility.  See the “Liquidity and Capital Resources” section for a discussion of the Company’s credit facility and liquidity.

1.2                 Selected financial information

(In millions of dollars, except where otherwise stated)
	2008				2007
	YTD	Q3	Q2	Q1	TOTAL	Q4	Q3	Q2	Q1

Sales	$1,357.2	$504.8	$452.9	$399.5	$1,714.6	$381.0	$413.7	$441.8	$478.1
Operating earnings (loss)	(168.9)	14.0	(153.3)	(29.6)	(149.4)	(27.7)	(44.3)	(46.7)	(30.7)
EBITDA [1]	94.7	53.1	29.5	12.1	27.0	15.1	(0.3)	(1.9)	14.1
– before specific items [1]	123.6	66.2	30.7	26.7	116.7	28.8	37.4	17.4	33.1
Net earnings (loss)	(172.6)	(10.9)	(124.3)	(37.4)	(31.6)	12.4	(18.6)	0.2	(25.6)
– before specific items [1]	(37.3)	7.2	(22.7)	(21.8)	(89.3)	(20.9)	(16.9)	(31.8)	(19.7)
EBITDA margin [1,2]	7.0%	10.5%	6.5%	3.0%	1.6%	4.0%	(0.1%)	(0.4%)	2.9%
– before specific items [1,2]	9.1%	13.1%	6.8%	6.7%	6.5%	6.6%	8.5%	3.9%	6.9%
Net earnings (loss) per share (in dollars) – basic and diluted	$(0.54)	$(0.03)	$(0.34)	$(0.17)	$(0.15)	$0.06	$(0.09)	$0.00	$(0.12)
– before specific items (in dollars) – basic and diluted [1]	(0.12)	0.02	(0.06)	(0.10)	(0.42)	(0.10)	(0.08)	(0.15)	(0.09)
Sales (000 tonnes)
Specialty printing papers	804.6	268.7	267.4	268.5	1,054.8	279.3	261.1	259.2	255.2
Newsprint	441.6	189.0	170.8	81.8	496.3	70.7	119.8	157.1	148.7
Total paper	1,246.2	457.7	438.2	350.3	1,551.1	350.0	380.9	416.3	403.9
Pulp	413.4	138.0	130.0	145.4	603.2	136.1	151.8	147.4	167.9
Total sales	1,659.6	595.7	568.2	495.7	2,154.3	486.1	532.7	563.7	571.8
Production (000 tonnes)
Specialty printing papers	810.1	276.0	265.7	268.4	1,055.4	265.8	262.6	270.4	256.6
Newsprint	444.1	188.9	172.2	83.0	472.8	60.9	110.9	148.9	152.1
Total paper	1,254.2	464.9	437.9	351.4	1,528.2	326.7	373.5	419.3	408.7
Pulp	414.2	131.3	142.9	140.0	601.8	144.7	143.2	157.1	156.8
Total production	1,668.4	596.2	580.8	491.4	2,130.0	471.4	516.7	576.4	565.5
US$/CDN$ foreign exchange
Average spot rate [3]	0.982	0.961	0.990	0.996	0.930	1.019	0.957	0.911	0.854
Period-end spot rate [4]	0.944	0.944	0.982	0.973	1.012	1.012	1.004	0.940	0.867
Effective rate [5]	0.976	0.971	0.989	0.967	0.917	0.970	0.935	0.916	0.860
Common shares (millions)
At period-end	381.8	381.8	381.8	214.7	214.7	214.7	214.7	214.7	214.6
Weighted average	320.8	381.8	365.2	214.7	214.7	214.7	214.7	214.7	214.6

1
EBITDA, EBITDA before specific items, EBITDA margin, EBITDA margin before specific items, net earnings (loss) before specific items, and net earnings (loss) per share before specific items are non-GAAP measures.  Refer to Section 7, “Non-GAAP Measures” for further details.

2
EBITDA margin and EBITDA margin before specific items are defined as EBITDA and EBITDA before specific items as a percentage of sales and adjusted sales, respectively.  Refer to Section 7, “Non-GAAP Measures” for further details.

3	Average spot rate is the average Bank of Canada noon spot rate over the reporting period.
4	Period-end spot rate is the Bank of Canada noon spot rate.
5
Effective rate represents a blended rate which takes account of the applicable spot rates, the Company’s revenue hedging program in the period, and translation of US$-denominated working capital at period opening and closing rates.  See Section 6, “Summary of Quarterly Results” for further details.

1.3	Overview of the business

Catalyst is a leading producer of specialty printing papers and newsprint in North America.  The Company also produces market kraft pulp and white top linerboard (previously referred to as containerboard) and owns Western Canada’s largest paper recycling facility.  With five mills, including its Coquitlam paper recycling facility,  located within a 160-kilometre radius on the south coast of British Columbia (“B.C.”), Canada and one mill located in Snowflake, Arizona, U.S. as of April 10, 2008, Catalyst has a combined annual capacity of 2,778,000 tonnes of product.  The Company is headquartered in Richmond, B.C.

The Company is the largest producer of specialty printing papers and newsprint in Western North America.  Catalyst’s specialty printing papers include lightweight coated, uncoated mechanical papers (soft-calendered and machine-finished hi-brites and super-brites) and directory paper.  The Company is one of the largest producers of directory paper in the world and the only producer of lightweight coated paper in Western North America.

The Company’s business is comprised of three business segments:  specialty printing papers, newsprint, and pulp.

The chart below illustrates the annual 2008 production capacity of the Company’s principal paper and pulp products by mill:

CAPACITY BY MILL LOCATION AND PRODUCT LINE
		Specialty printing papers					Newsprint		Pulp
Mill location	Number of paper machines	Uncoated mechanical		Lightweight coated	Directory		Newsprint		Market pulp		White top linerboard

Crofton, B.C.	3	-		-	246,000		150,000		343,000	[2]	–
Elk Falls, B.C. [3]	3	153,000		-	-		373,000		200,000		131,000
Port Alberni, B.C.	2	-		231,000	106,000		-		-		-
Powell River, B.C.	3	387,000		-	-		83,000		-		-
Snowflake, Arizona	2	-		-	-		375,000		-		-
Total capacity (tonnes)		540,000	[1]	231,000	352,000	[1]	981,000	[1]	543,000		131,000

1	Capacities expressed in the above table can vary as the Company is able to switch production between products - particularly newsprint, directory and machine-finished uncoated grades.
2	Total pulp capacity at Crofton is 403,000 tonnes, of which 343,000 is designated as market pulp with the remainder being consumed internally.
3
The Company has indefinitely curtailed E1 displacing the equivalent of 154,000 tonnes of the Company’s annual newsprint production.  The Company has announced the permanent closure of its Elk Falls pulp and white top linerboard operation effective November 30, 2008.  The closure will remove 200,000 tonnes of annual sawdust pulp and 131,000 tonnes of annual linerboard capacity.  The capacity and number of machines noted in the table above have not been adjusted to reflect the indefinite curtailment and announced permanent closure.

1.4	Strategy update

Overview
The Company’s long-term objective is to achieve higher, sustainable earnings and maximize cash flow by strengthening its position as a leading producer of mechanical printing paper.  The Company is focused on reducing manufacturing costs and on optimizing its brands and customer base to take advantage of market conditions.

Snowflake mill acquisition
The acquisition of the Snowflake mill was completed on April 10, 2008, providing the Company with 375,000 tonnes of recycled newsprint capacity.  This low-cost mill provides geographic, fibre and currency diversification, and expansion into one of North America’s fastest growing population regions.  The Company expects to generate annual synergies of approximately US$10 million through increased scale, which is expected to provide overall cost reductions in purchasing, sales, marketing and other services, and the optimization of product distribution networks.

Elk Falls pulp mill and white top linerboard operation closure
On July 7, 2008, as a result of the permanent loss of traditional sawdust supply, the Company announced the closure of the Elk Falls pulp mill and white top linerboard operation, effective November 30, 2008.  The closure will remove 200,000 tonnes of annual sawdust pulp and 131,000 tonnes of annual white top linerboard capacity, and approximately 440 employees will be impacted by the closure.

1.5	Consolidated results of operations

Three months ended September 30, 2008 compared to the three months ended June 30, 2008

Sales
Sales in Q3, 2008 increased $51.9 million, or 11.5%, compared to Q2.  Higher average transaction prices across the majority of the Company’s paper products, higher sales volumes, and the positive impact of the weaker Canadian dollar in the current quarter were the primary drivers of the increase.

EBITDA and EBITDA before specific items

($ millions)	EBITDA [1]	EBITDA before Specific Items [1]
Q2, 2008	$29.5	$30.7
Paper prices	24.1	24.1
Pulp prices	(0.1)	(0.1)
Impact of Canadian dollar on sales, net of hedging [2]	8.0	8.0
Production volume and mix	1.8	1.8
Fibre mix and costs	(7.1)	(7.1)
Labour costs	6.4	6.4
Maintenance	6.8	6.8
Other fixed costs	2.1	2.1
Distribution costs	(3.4)	(3.4)
Restructuring costs	(11.9)	-
Other, net	(3.1)	(3.1)
Q3, 2008	$53.1	$66.2

1	EBITDA and EBITDA before specific items are non-GAAP measures. Refer to Section 7, “Non-GAAP Measures” for further details.
2	Estimated total impact on EBITDA of average foreign exchange effective rate movement period-to-period is positive $5 million..

Operating earnings (loss)
The Company’s operating earnings improved by $167.3 million in Q3 compared to Q2, 2008.  The increase in operating earnings was primarily related to higher EBITDA of $23.6 million and the Q2 impairment charge of $136.5 million recorded on the Company’s Elk Falls pulp and white top linerboard assets.

Net earnings (loss)
Net loss in Q3, 2008 of $10.9 million ($0.03 per common share) improved by $113.4 million compared to a net loss of $124.3 million ($0.34 per common share) in Q2, 2008.  The reduction in net loss was largely due to the after-tax improvement in operating earnings in Q3.  Net earnings before specific items of $7.2 million ($0.02 per common share) improved by $29.9 million from a net loss before specific items of $22.7 million ($0.06 per common share) in Q2, 2008.  Refer to Section 7, “Non-GAAP Measures” for details on net earnings (loss) before specific items.

Three months ended September 30, 2008 compared to the three months ended September 30, 2007

Sales
Sales in Q3, 2008 increased $91.1 million, or 22.0%, compared to Q3, 2007.  Higher sales volumes for the Company’s paper products, largely due to the Snowflake acquisition, and higher average transaction prices for the Company’s paper and pulp products more than offset the negative impact of the stronger Canadian dollar and lower pulp sales volume.

EBITDA and EBITDA before specific items

($ millions)	EBITDA[1]	EBITDA before Specific Items[1,3]
Q3, 2007	$(0.3)	$37.4
Paper prices	48.0	48.0
Pulp prices	8.0	8.0
Impact of Canadian dollar on sales, net of hedging [2]	(16.3)	(16.3)
Production volume and mix (including Snowflake)	19.6	5.9
Fibre mix and costs	0.2	(1.5)
Fuel mix and costs	(6.1)	(8.3)
Labour costs	9.6	12.5
Maintenance	2.3	3.1
Other fixed costs (including Snowflake)	(10.8)	(10.2)
Distribution costs	(7.6)	(7.6)
Restructuring costs	11.3	-
Other, net	(4.8)	(4.8)
Q3, 2008	$53.1	$66.2

1	EBITDA and EBITDA before specific items are non-GAAP measures. Refer to Section 7, “Non-GAAP Measures” for further details.
2	Estimated total impact on EBITDA of average foreign exchange effective rate movement period to period is negative $11 million.
3
Specific items in Q3, 2007 included the impact of the United Steelworkers of Canada Union (“USW”)  strike  of $13.3 million.  This impact has been attributed to the relevant line items in the reconciliation above.

Operating earnings (loss)
The Company’s operating earnings improved by $58.3 million in Q3, 2008, compared to Q3, 2007.  The improvement was related to higher EBITDA and lower amortization following the impairment charge recorded in Q2 to writedown the value of the Elk Falls pulp and white top linerboard assets.

Net earnings (loss)
Net loss in Q3, 2008 of $10.9 million ($0.03 per common share) represented an improvement of $7.7 million compared to a net loss of $18.6 million ($0.09 per common share) in Q3, 2007. This was largely due to the after-tax improvement in operating earnings in Q3 partly offset by an after-tax loss of $9.1 million on the translation of long-term debt in Q3, 2008 compared to an after-tax gain of $28.1 million in Q3, 2007.  Net earnings before specific items of $7.2 million ($0.02 per common share) improved by $24.1 million from a net loss before specific items of $16.9 million ($0.08 per common share) in Q3, 2007.  Refer to Section 7, “Non-GAAP Measures” for details on net earnings (loss) before specific items.

Nine months ended September 30, 2008 compared to the nine months ended September 30, 2007

Sales
Sales in Q3 YTD, 2008 increased $23.6 million, or 1.8%, compared to Q3 YTD, 2007.  Improved average transaction prices for the Company’s paper and pulp products more than offset the impact of the stronger Canadian dollar.

EBITDA and EBITDA before specific items

($ millions)	EBITDA [1]	EBITDA before Specific Items [1,3]
Q3 YTD, 2007	$11.9	$87.9
Paper prices	84.1	84.1
Pulp prices	29.9	29.9
Impact of Canadian dollar on sales, net of hedging [2]	(92.3)	(92.3)
Production volume and mix (including Snowflake)	9.6	(4.1)
Fibre mix and costs	(2.2)	(3.8)
Fuel mix and costs	(13.0)	(15.1)
Labour costs	37.4	40.2
Maintenance	19.8	20.7
Other fixed costs (including Snowflake)	(15.9)	(15.2)
Distribution costs	(6.1)	(6.1)
Selling, general and administrative costs	2.0	2.0
Restructuring costs	33.8	-
Other, net	(4.3)	(4.6)
Q3 YTD, 2008	$94.7	$123.6

1	EBITDA and EBITDA before specific items are non-GAAP measures. Refer to Section 7, “Non-GAAP Measures” for further details.
2	Estimated total impact on EBITDA of average foreign exchange effective rate movement period to period is negative $74 million.
3	Specific items in Q3, 2007 included the impact of the USW strike of $13.3 million. This impact has been attributed to the relevant line items in the reconciliation above.

Operating earnings (loss)
The Company’s operating loss increased by $47.2 million in Q3 YTD, 2008, compared to Q3 YTD, 2007.  This increase was primarily due to the $136.5 million impairment charge on Elk Falls pulp and white top linerboard assets, partly offset by higher EBITDA of $82.8 million and lower amortization of $6.5 million.

Net earnings (loss)

Net loss in Q3 YTD, 2008 of $172.6 million ($0.54 per common share) increased by $128.6 million compared to a net loss of $44.0 million ($0.20 per common share) in Q3 YTD, 2007. The increase in net loss was largely due to the after-tax increase in operating loss in Q3 YTD, 2008 and an after-tax loss of $24.2 million on translation of long-term debt in Q3 YTD, 2008 compared to an after-tax gain of $78.8 million in Q3 YTD, 2007.  Net loss before specific items of $37.3 million ($0.12 per common share) improved by $31.1 million compared to a net loss before specific items of $68.4 million ($0.32 per common share) in Q3 YTD, 2007.  Refer to Section 7, “Non-GAAP Measures” for details on net earnings (loss) before specific items.

2.0	SEGMENTED RESULTS

2.1	Specialty printing papers

(In millions of dollars, except where otherwise stated)
	2008				2007
	YTD	Q3	Q2	Q1	TOTAL	Q4	Q3	Q2	Q1

Sales	$719.0	$248.7	$235.3	$235.0	$919.6	$234.3	$222.1	$225.1	$238.1
EBITDA [1]	80.6	40.5	25.6	14.5	26.2	12.5	-	4.1	9.6
– before specific items [1]	92.2	40.6	26.1	25.5	73.4	16.1	17.6	17.0	22.7
Operating earnings (loss)	4.4	14.6	(0.2)	(10.0)	(75.1)	(13.5)	(26.3)	(21.1)	(14.2)
EBITDA margin [1,2]	11.2%	16.3%	10.9%	6.2%	2.8%	5.3%	0.0%	1.8%	4.0%
– before specific items [1,2]	12.8%	16.3%	11.1%	10.9%	8.0%	6.9%	8.0%	7.6%	9.5%

Sales (000 tonnes)	804.6	268.7	267.4	268.5	1,054.8	279.3	261.1	259.2	255.2
Production (000 tonnes)	810.1	276.0	265.7	268.4	1,055.4	265.8	262.6	270.4	256.6
Curtailment (000 tonnes) [3]	3.6	2.7	-	0.9	7.2	4.0	3.2	-	-

Average sales revenue per tonne	$894	$925	$880	$875	$872	$839	$850	$868	$933
Average delivered cash costs per tonne [4]	793	775	785	821	847	794	849	852	896
– before specific items [1]	779	774	783	780	802	783	781	802	845

Benchmark prices
SC-A paper, 35 lb. (US$/ton) [5]	853	895	850	815	753	770	745	745	752
LWC paper, No. 5, 40 lb. (US$/ton) [5]	954	988	965	910	786	848	782	748	767
Telephone directory paper, 22.1 lb. (US$/ton) [5]	748	755	745	745	740	740	740	740	740

1
EBITDA, EBITDA before specific items, EBITDA margin, EBITDA margin before specific items, and average delivered cash costs per tonne before specific items are non-GAAP measures.  Refer to Section 7, “Non-GAAP Measures” for further details.

2
EBITDA margin and EBITDA margin before specific items are defined as EBITDA and EBITDA before specific items as a percentage of sales and adjusted sales, respectively.  Refer to Section 7, “Non-GAAP Measures” for further details.

3	Curtailment consists of downtime related to the USW strike in 2007 and downtime related to lack of fibre availability and market curtailment in 2008.
4	Average delivered cash costs per tonne consist of cost of sales, including the impact of USW strike, selling, general and administration (“SG&A”) costs, and restructuring and change-of-control costs.
5	Benchmark selling prices are sourced from Resource Information Systems, Inc. (“RISI”).

2.1.1	Segment overview

Specialty printing paper markets were mixed in Q3, 2008 as weak demand resulting from a slowing economy was offset by production curtailment.  Coated mechanical paper shipments decreased 24.3% in Q3 year-over-year as buyers continued to draw down their inventories and implement conservation measures as a result of weakness in print advertising.  In an ongoing effort to match production with customer orders, the Company reduced its production of coated mechanical paper from Port Alberni paper machine No. 5 (“A5”) by 8 days or approximately 5,000 tonnes in July and replaced it with uncoated mechanical production.  The US$60 per ton price increase for coated mechanical announced for July 1, 2008 was partially implemented during the quarter.  The Q3, 2008 average lightweight coated (“LWC”) benchmark price was US$988 per ton, an increase of US$23 per ton, or 2.4%, from Q2, 2008.  Compared to Q3, 2007, the average benchmark price was up US$206 per ton, or 26.3%.

Overall, uncoated mechanical (high-gloss and standard) demand was down 0.9% compared to the same quarter last year, due to lower retail advertising resulting from the slowdown in the U.S. economy.  Although demand for high-gloss grades decreased 8.7% year-over-year in Q3, due in large part to cutbacks in retail programs and grade switching to standard grades, this was offset to a large extent by standard uncoated mechanical grade demand which increased 9.0% in Q3 year-over-year as this grade benefited from grade switching.  The July 1, 2008, US$60 per ton price increase for SC grades and standard high-brights was largely implemented during Q3, 2008 and the August 1, 2008 US$60 per ton price increase for super-bright grades was partially implemented in the quarter.  The average benchmark price for SC-A in Q3, 2008 was US$895 per ton, an increase of US$45 per ton, or 5.3%, from Q2, 2008 and an increase of US$150 per ton, or 20.1%, from the same quarter last year.

North American directory demand was down 12.6% in Q3 compared to the same quarter last year.  Page count reductions and reduced directory book distribution were the major factors for the decline.  As a result of weaker directory and newsprint demand, the Company curtailed production of its C1 paper machine for 30 days, beginning September 11, 2008, which reduced directory production by 2,650 tonnes in Q3.  The July 1, 2008 US$60 per ton price increase on spot sales of directory was partially implemented in the quarter.  The average benchmark price for Q3, 2008 was US$755 per ton, up US$10 per ton, or 1.3% from Q2, 2008 and US$15 per ton, or 2.0% from the same quarter last year.

2.1.2	Operational performance

Three months ended September 30, 2008 compared to the three months ended September 30, 2007

The specialty printing papers segment operating earnings improved $40.9 million compared to Q3, 2007.  EBITDA and EBITDA before specific items improved $40.5 million and $23.0 million, respectively, compared to the same period in 2007.  Refer to Section 7, “Non-GAAP Measures”, for details on EBITDA before specific items.

Sales volume increased 7,600 tonnes from Q3, 2007, primarily in uncoated mechanical paper as a result of switching capacity from newsprint to high-brights.  Average sales revenue increased by $75 per tonne reflecting improved transaction prices across coated and uncoated paper grades that more than offset the negative impact of the stronger Canadian dollar compared to the same period in 2007.

Average delivered cash costs improved $74 per tonne from the comparative period in 2007.  This was primarily due to lower restructuring costs and lower labour costs due to workforce reductions during 2007 and the first half of 2008.  Before the impact of specific items, average delivered cash costs were $774 per tonne, a decrease of $7 per tonne from the comparative period in 2007.  Refer to Section 7, “Non-GAAP Measures” for details on average delivered cash costs before specific items.

Nine months ended September 30, 2008 compared to nine months ended September 30, 2007

The specialty printing papers segment operating earnings improved $66.0 million compared to Q3 YTD, 2007.  EBITDA and EBITDA before specific items improved $66.9 million and $34.9 million, respectively, compared to the same period in 2007.  Refer to Section 7, “Non-GAAP Measures”, for details on EBITDA before specific items.

Sales volume increased 29,100 tonnes from Q3 YTD, 2007, primarily a result of shifting production from newsprint to uncoated mechanical paper. Average sales revenue increased by $10 per tonne. The impact of increased transaction prices across coated and uncoated paper grades was partially offset by the negative impact of the stronger Canadian dollar in Q3 YTD, 2008.

Average delivered cash costs improved $73 per tonne from the comparative period in 2007.  This was primarily due to lower restructuring costs, lower labour costs due to workforce reductions during 2007 and the first half of 2008 and lower maintenance costs. Before the impact of specific items, average delivered cash costs were $779 per tonne, a decrease of $30 per tonne from the comparative period in 2007.  Refer to Section 7, “Non-GAAP Measures” for details on average delivered cash costs before specific items.

2.2	Newsprint

(In millions of dollars, except where otherwise stated)
	2008				2007
	YTD	Q3	Q2	Q1	TOTAL	Q4	Q3	Q2	Q1

Sales	$320.9	$148.9	$118.3	$53.7	$338.0	$44.2	$77.8	$106.7	$109.3
EBITDA [1]	19.7	21.5	3.0	(4.8)	(23.7)	(8.3)	(8.1)	(4.2)	(3.1)
– before specific items [1]	23.9	21.6	3.5	(1.2)	(4.4)	(4.4)	(0.4)	(0.2)	0.6
Operating earnings (loss)	(7.0)	11.9	(6.9)	(12.0)	(56.9)	(14.5)	(15.6)	(13.5)	(13.3)
EBITDA margin [1,2]	6.1%	14.4%	2.5%	(8.9%)	(7.0%)	(18.8%)	(10.4%)	(3.9%)	(2.8%)
– before specific items [1,2]	7.4%	14.5%	3.0%	(2.2%)	(1.2%)	(5.5%)	(0.8%)	0.0%	0.0%

Sales (000 tonnes)	441.6	189.0	170.8	81.8	496.3	70.7	119.8	157.1	148.7
Production (000 tonnes)	444.1	188.9	172.2	83.0	472.8	60.9	110.9	148.9	152.1
Curtailment (000 tonnes) [3]	122.6	42.7	38.3	41.6	98.9	65.8	33.1	-	-

Average sales revenue per tonne	$727	$788	$692	$657	$681	$625	$650	$679	$735
Average delivered cash costs per tonne [4]	682	674	675	716	729	742	720	706	756
– before specific items [1]	673	674	672	671	674	636	646	681	731
Benchmark prices (US$/tonne) [5]
Newsprint 48.8 gsm, West Coast delivery	670	726	670	613	579	565	561	584	606

1
EBITDA, EBITDA before specific items, EBITDA margin, EBITDA margin before specific items, and average delivered cash costs per tonne before specific items are non-GAAP measures.  Refer to Section 7, “Non-GAAP Measures” for further details.

2
EBITDA margin and EBITDA margin before specific items are defined as EBITDA and EBITDA before specific items as a percentage of sales and adjusted sales, respectively.  Refer to Section 7, “Non-GAAP Measures” for further details.

3	Curtailment consists of downtime related to the USW strike in 2007 and downtime related to lack of fibre availability and market curtailment in 2008 (including the indefinite curtailment of E1).
4	Average delivered cash costs per tonne consist of cost of sales, including the impact of the USW strike, SG&A costs, and restructuring and change-of-control costs.
5	Benchmark selling prices are sourced from RISI.

2.2.1	Segment overview

North American newsprint demand continued to decline in Q3, down 11.4% compared to the same quarter last year.  Despite reduced demand, prices continued to trend upward in Q3 as industry operating rates remained strong throughout the quarter.  The monthly US$20 per tonne price increases announced for Q3 were largely implemented.  The average newsprint benchmark price in Q3, 2008 was US$726 per tonne, an increase of US$56 per tonne, or 8.4%, from Q2, 2008. Compared to Q3, 2007, the average benchmark price increased US$165 per tonne or 29.4%.

As a result of weaker directory and newsprint demand, the Company curtailed production of its C1 paper machine for 30 days, beginning September 11, 2008, which reduced newsprint production by 4,150 tonnes in Q3.

The Company’s E1 newsprint machine continued to be indefinitely curtailed throughout Q3, reducing newsprint production by approximately 154,000 tonnes on an annual basis.

2.2.2	Operational performance

Three months ended September 30, 2008 compared to the three months ended September 30, 2007

The newsprint segment operating earnings improved $27.5 million in Q3, 2008 compared to Q3, 2007.  EBITDA and EBITDA before specific items improved $29.6 million and $22.0 million, respectively, compared to the same period in 2007.  Refer to Section 7, “Non-GAAP Measures”, for details on EBITDA before specific items.

Sales volume increased 69,200 tonnes, or 57.8%, from Q3, 2007, primarily due to  additional sales related to the acquisition of Snowflake, partly offset by increased curtailment during Q3 and the shift of some production to uncoated mechanical grades from newsprint.  Average sales revenue increased $138 per tonne compared to the same quarter last year, largely due to higher transaction prices which more than offset the negative impact of the stronger Canadian dollar compared to the same period in 2007.

Average delivered cash costs improved $46 per tonne from the same quarter in the previous year, primarily due to lower restructuring costs which were partially offset by higher furnish costs.  Before the impact of specific items, average delivered cash costs were $674 per tonne, an increase of $28 per tonne from the comparative period in 2007.  Refer to Section 7, “Non-GAAP Measures” for details on average delivered cash costs before specific items.

Nine months ended September 30, 2008 compared to the nine months ended September 30, 2007

The newsprint segment operating earnings improved $35.4 million in Q3 YTD, 2008 compared to Q3 YTD, 2007.  EBITDA and EBITDA before specific items improved $35.1 million and $23.9 million, respectively, compared to the same period in 2007.  Refer to Section 7, “Non-GAAP Measures”, for details on EBITDA before specific items.

Sales volume increased 16,000 tonnes, or 3.8%, from the previous year due to additional sales related to the acquisition of Snowflake, largely offset by increased curtailment in Q3 YTD, 2008 primarily due to the indefinite curtailment of the E1 paper machine, and the shift of some newsprint production to uncoated mechanical grades.  Average sales revenue in Q3 YTD, 2008 increased $37 per tonne compared to the same period in the previous year as higher transaction prices were partly offset by a stronger Canadian dollar.

Average delivered cash costs improved $44 per tonne compared to the same period in the previous year.  Lower maintenance and restructuring costs, and lower labour costs due to workforce reductions during 2007 and the first half of 2008 more than outweighed higher fuel and other costs.  Before the impact of specific items, average delivered cash costs were $673 per tonne, a decrease of $13 per tonne from the comparative period in 2007.  Refer to Section 7, “Non-GAAP Measures” for details on average delivered cash costs before specific items.

2.3                 Pulp

(In millions of dollars, except where otherwise stated)
	2008				2007
	YTD	Q3	Q2	Q1	TOTAL	Q4	Q3	Q2	Q1

Sales	$317.3	$107.2	$99.3	$110.8	$457.0	$102.5	$113.8	$110.0	$130.7
EBITDA [1]	(5.6)	(8.9)	0.9	2.4	24.5	10.9	7.8	(1.8)	7.6
– before specific items [1]	7.5	4.0	1.1	2.4	47.7	17.1	20.2	0.6	9.8
Operating earnings (loss)	(166.3)	(12.5)	(146.2)	(7.6)	(17.4)	0.3	(2.4)	(12.1)	(3.2)
EBITDA margin [1,2]	(1.8)%	(8.3)%	0.9%	2.2%	5.4%	10.6%	6.9%	(1.6%)	5.8%
– before specific items [1,2]	2.4%	3.7%	1.1%	2.2%	9.8%	14.2%	16.2%	0.5%	7.5%

Sales (000 tonnes)	413.4	138.0	130.0	145.4	603.2	136.1	151.8	147.4	167.9
Production (000 tonnes)	414.2	131.3	142.9	140.0	601.8	144.7	143.2	157.1	156.8
Curtailment (000 tonnes) [3]	64.2	24.8	17.2	22.2	54.7	26.8	27.9	-	-
Average sales revenue per tonne	$767	$777	$764	$762	$757	$753	$750	$746	$778
Average delivered cash costs per tonne [4]	781	841	758	746	717	672	699	759	732
– before specific items [1]	749	748	756	746	679	637	622	743	719
NBSK pulp, Northern Europe delivery (US$/tonne) [5]	886	878	900	880	800	850	810	783	757
White top linerboard, 42 lb., Eastern U.S. delivery (US$/ton) [5]	740	780	720	720	697	720	707	680	680

1
EBITDA, EBITDA before specific items, EBITDA margin, EBITDA margin before specific items, and average delivered cash costs per tonne before specific items are non-GAAP measures.  Refer to Section 7, “Non-GAAP Measures” for further details.

2
EBITDA margin and EBITDA margin before specific items are defined as EBITDA and EBITDA before specific items as a percentage of sales and adjusted sales, respectively.  Refer to Section 7, “Non-GAAP Measures” for further details.

3	Curtailment consists of downtime related to the USW strike in 2007 and downtime related to lack of fibre availability and market curtailment in 2008.
4	Average delivered cash costs per tonne consist of cost of sales, including the impact of the USW strike, SG&A costs, and restructuring and change-of-control costs.
5	Benchmark selling prices are sourced from RISI.

2.3.1	Segment overview

Global pulp shipments decreased 4.6% in Q3 year-over-year and pulp prices weakened during the third quarter. The average Northern Europe NBSK benchmark price in Q3, 2008 was down US$22 per tonne, or 2.4%, from Q2, 2008.  Compared to Q3 2007, the average benchmark price increased US$68 per tonne, or 8.4%.

Linerboard markets weakened in Q3, 2008 due to lower box shipments which led to increased inventories.  This was partially offset by increased exports.  The average white top linerboard benchmark price in Q3, 2008 increased by US$60 per ton, or 8.3% compared to Q2, 2008.  Compared to Q3, 2007, the average benchmark price increased US$73 per ton, or 10.3%.

As a result of fibre shortages in the first three quarters of 2008, and a weaker market outlook in the fourth quarter, the Company has taken and expects to take the following production curtailment at its pulp and white top linerboard operations in 2008:

2008 Production Curtailment (tonnes)	Elk Falls				Crofton	Total Segment
		White Top
	Pulp	Linerboard	Total		Pulp	Total

Q1 Actual	14.0	8.2	22.2		-	22.2
Q2 Actual	12.8	4.4	17.2		-	17.2
Q3 Actual	16.8	8.0	24.8		-	24.8
Q4 Forecast	39.3	24.0	63.3	[1]	12.0	75.3
Total	82.9	44.6	127.5		12.0	139.5

1     Includes impact on production in Q4, 2008 post closure of the pulp mill and white top linerboard operation in November 2008.

2.3.2	Operational performance

Three months ended September 30, 2008 compared to the three months ended September 30, 2007

The pulp segment operating loss increased $10.1 million compared to Q3, 2007 due to lower EBITDA of $16.7 million partly offset by lower amortization of $6.6 million.  EBITDA and EBITDA before specific items declined $16.7 million and $16.2 million, respectively, compared to the same period in 2007.  Refer to Section 7, “Non-GAAP Measures”, for details on EBITDA before specific items.

Sales volume decreased 13,800 tonnes, primarily due to lower production rates at the Crofton mill, partly due to grade mix.  Average sales revenue increased by $27 per tonne, reflecting higher benchmark pricing partly offset by the impact of the stronger Canadian dollar.

Average delivered cash costs increased by $142 per tonne, reflecting higher restructuring costs related to the Elk Falls pulp mill and white top linerboard operation closure, lower production volume, and higher distribution, chemical and steam costs.  Before the impact of specific items, average delivered cash costs were $748 per tonne, an increase of $126 per tonne from the comparative period in 2007.  Refer to Section 7, “Non-GAAP Measures” for details on average delivered cash costs before specific items.

Nine months ended September 30, 2008 compared to nine months ended September 30, 2007

The pulp segment operating loss increased $148.6 million compared to Q3 YTD, 2007 due primarily to the $136.5 million impairment charge on the Elk Falls pulp and white top linerboard assets recorded in Q2, 2008.  EBITDA, and EBITDA before specific items decreased $19.2 million and $23.1 million, respectively, compared to the same period in 2007.  Refer to Section 7, “Non-GAAP Measures”, for details on EBITDA before specific items.

Sales volume decreased 53,700 tonnes, primarily due to 36,300 tonnes of additional fibre shortage related curtailment in Q3 YTD, 2008 compared to the same period in 2007.  Average sales revenue increased by $8 per tonne with much of the increase in higher benchmark pricing being offset by a stronger Canadian dollar in Q3 YTD, 2008.

Average delivered cash costs increased $51 per tonne from the same period last year, mainly as a result of higher restructuring costs, lower production volume, and higher distribution and steam costs.  Before the impact of specific items, average delivered cash costs were $749 per tonne, an increase of $57 per tonne from the comparative period in 2007.  Refer to Section 7, “Non-GAAP Measures” for details on average delivered cash costs before specific items.

3.0	LIQUIDITY AND CAPITAL RESOURCES

Selected financial information

(In millions of dollars, except where otherwise stated)
	2008				2007
	YTD	Q3	Q2	Q1	TOTAL	Q4	Q3	Q2	Q1

Cash flows provided (used) by operations before changes in non-cash operating working capital	$62.7	$49.6	$3.4	$9.7	$(52.8)	$3.1	$(18.1)	$(29.2)	$(8.6)
Changes in non-cash working capital	(44.6)	(45.2)	25.1	(24.5)	50.1	30.4	(15.8)	25.9	9.6
Cash flows provided (used) by
Operations	18.1	4.4	28.5	(14.8)	(2.7)	33.5	(33.9)	(3.3)	1.0
Investing activities	(197.0)	(12.6)	(174.0)	(10.4)	(83.7)	(17.8)	(23.7)	(22.2)	(20.0)
Financing activities	185.1	14.4	145.5	25.2	50.9	(15.7)	57.6	9.0	-

Capital spending	28.4	12.1	10.8	5.5	85.8	17.5	25.0	23.0	20.3
Amortization	127.1	39.1	46.3	41.7	176.4	42.8	44.0	44.8	44.8
Impairment	136.5	-	136.5	-	-	-	-	-	-
Capital spending as % of amortization	22%	31%	23%	13%	49%	41%	57%	51%	45%

Total debt to total capitalization [1,2]	50%	50%	48%	47%	44%	44%	45%	44%	46%
Net debt to net capitalization [3,4]	49%	49%	48%	47%	44%	44%	45%	44%	46%
Net debt to LTM EBITDA before specific items [3,5,6]	5.9	5.9	6.9	7.6	6.7	6.7	5.9	4.9	4.2
EBITDA before specific items to interest [5]	2.2	3.4	1.6	1.6	1.6	1.9	2.0	0.9	1.8

1	Total debt comprises long-term debt, including current portion.
2	Total capitalization comprises total debt and shareholders’ equity.
3	Net debt comprises total debt, less cash on hand.
4	Net capitalization comprises net debt and shareholders’ equity.
5	EBITDA before specific items is a non-GAAP measure. Refer to Section 7, “Non-GAAP measures” for further details.
6	LTM = last twelve months

The Company’s principal cash requirements are for capital expenditures, interest payments on its debt, and working capital fluctuations. Cash flows are funded through operations and, where necessary, through the ABL Facility.  If necessary, liquidity requirements may be funded through the issuance of debt, equity or both.  Access to current and alternative sources of financing at competitive cost is dependent upon capital market conditions and the Company’s credit ratings.  Capital market conditions are currently volatile, limited in liquidity, and expensive compared to prior years.  The Company believes that the cash flow from operations and the available ABL Facility will be sufficient to meet its anticipated capital expenditures and debt service obligations in the near and intermediate term.

3.1                 Operating activities

Cash provided by operating activities in Q3, 2008 was $4.4 million, compared to cash used of $33.9 million in the same quarter last year.  The increase of $38.3 million compared to the previous year was primarily related to higher EBITDA in Q3, 2008 which was partly offset by higher working capital requirements.

3.2	Investing activities

Cash used by investing activities in Q3, 2008 was $12.6 million, compared to $23.7 million in the same quarter last year.  The decrease in cash used mostly reflects lower capital spending.  Capital spending in the quarter comprised of various small capital maintenance projects.

3.3	Financing activities

Cash provided by financing activities in Q3 was $14.4 million, compared to cash provided of $57.6 million in the same quarter last year.  The decrease from the comparative period was primarily due to higher operating cash flow and reduced cash requirements for investing activities resulting in lower borrowings on the ABL Facility.

3.3.1	Capital resources

The Company’s capital resources at September 30, 2008 included the amount available under the ABL Facility.  The available credit facility, together with operating cash flows, is expected to enable the Company to meet its minimum payments.  A summary of the Company’s future cash outflows for contractual obligations as of December 31, 2007 can be found on page 38 of the Company’s 2007 Annual Report.  Other than the refinancing of the revolving operating facility (due July 2009) with the ABL Facility (due August 2013), these have not changed materially since December 31, 2007.

Availability on the Company’s credit facility and total liquidity at period-end is summarized in the following table:

(In millions of dollars)	2008			2007
	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Borrowing base	$304.1	$319.0	$311.3	$309.0	$326.9	$350.0	$350.0
Letters of credit	(24.5)	(24.1)	(20.6)	(20.7)	(20.7)	(20.7)	(22.8)
Amount drawn, net	(113.5)	(93.5)	(69.4)	(47.5)	(67.1)	(9.4)	-
Available to be drawn[1]	166.1	201.4	221.3	240.8	239.1	319.9	327.2
Cash on hand	6.2	-	-	-	-	-	-
Total liquidity	$172.3	$201.4	$221.3	$240.8	$239.1	$319.9	$327.2

1.	Availability for Q3, 2008 relates to the ABL Facility and availability for prior quarters relates to the Company’s previous $350 million revolving operating facility.

As of September 30, 2008, the Company had $172.3 million of liquidity available, comprised of $6.2 million in cash and $166.1 million availability on its new $330 million ABL Facility. Compared to the same quarter last year, the Company’s available liquidity decreased by $66.8 million. The decrease primarily reflects the different security pledged under the two facilities, and increased borrowings on the revolving operating facility to finance the Snowflake acquisition and cash requirements for the period, largely driven by the Company’s restructuring program.  For further details of the Snowflake acquisition and the Company’s restructuring program, refer to Notes 5 and 6 of the Company’s interim financial statements.

Debt

Total debt outstanding as at September 30, 2008 was $904.1 million.  The Company’s net debt to net capitalization ratio as at September 30, 2008, was 49.3% or 4.3% higher than September 30, 2007.  This is due primarily to the impact of the $101.0 million after tax impairment charge taken in 2008, other net losses in the period, the change in the U.S. dollar to Canadian dollar exchange rate between the two periods and the impact on the translation of U.S. dollar debt into Canadian dollars, and higher borrowings on the ABL Facility, offset to some extent by the raising of $121.1 million of net proceeds through the equity rights offering in 2008.

The Company has reclassified its non-recourse debt of $74.8 million relating to its variable interest entity, Powell River Energy Inc., to current liabilities on its balance sheet as at September 30, 2008.  It is currently anticipated that Power River Energy Inc., will refinance this debt prior to its maturity in July 2009.

The following table illustrates the changes in the Company’s long-term debt for the quarter ended September 30, 2008:

Issue	June 30, 2008	Net increase (decrease)	Foreign exchange	September 30, 2008
(In millions of dollars)

Recourse
Senior notes, 8.625% due June 2011 (US$400.0 million)	$401.9	$0.4	$16.5	$418.8
Senior notes, 7.375% due March 2014 (US$250.0 million)	254.6	0.2	10.3	265.1
Revolving asset based loan facility of up to $330.0 million due August 2013 with interest based on Canadian Prime/BA rates or U.S. Base/LIBOR rates	-	113.5	-	113.5
Revolving loan facility of up to $350.0 million due July 2009 with interest based on Canadian Prime/BA rates or U.S. Base/LIBOR rates	93.5	(93.5)	-	-
Capital lease obligation	12.6	(0.2)	-	12.4
Non-recourse (PREI)
First mortgage bonds, 6.387% due July 2009	74.7	0.1	-	74.8
Subordinated promissory notes	19.5	-	-	19.5
Total long-term debt	$856.8	$20.5	$26.8	$904.1
Less current portion	(1.0)	(74.7)	-	(75.7)
	$855.8	$(54.2)	$26.8	$828.4

Refer to the Company’s Interim Consolidated Financial Statements for the three and nine months ended September 30, 2008, Note 10 for details related to covenant compliance.

3.3.2	Financial instruments

In the normal course of business, the Company is exposed to foreign currency and price risk associated with revenues and long-term debt, which are predominately in U.S. dollars, and price risk associated with energy costs.  In accordance with its financial risk management program, the Company manages its exposure to these risks through the use of financial instruments.  The Company also uses interest rate swaps to reduce its exposure to long-term fixed interest rates associated with its senior notes.  The Company does not enter into financial instruments for speculative purposes.  Refer to the Company’s Interim Financial Statements for the three months ended September 30, 2008, Note 12 for details.

Revenue risk management instruments
In respect of revenues, the Company uses foreign currency options and forward contracts to sell U.S. dollars.  At September 30, 2008, the Company had foreign currency options and forward contracts with a notional principal of US$603 million with major financial institutions.  Changes in the fair values of derivatives that qualify and are designated as cash flow hedges are deferred and recorded as a component of “Accumulated other comprehensive income” (“AOCI”) until the underlying transaction is recorded in earnings.  When the hedged item affects earnings, the gain or loss is reclassified from “AOCI” to “Sales”.  Any ineffective portion of a hedging derivative’s change in fair value and the portion that is excluded from the assessment of hedge effectiveness is recognized immediately in “Sales”.  At September 30, 2008, instruments having a notional principal of US$435 million are designated as hedging instruments.  At period-end exchange rates, these instruments are reported at their fair value, which was nil at September 30, 2008.

At September 30, 2008, commodity swap agreements were outstanding to fix the sales price on NBSK pulp for 9,000 metric tonnes within the next 6 months at a weighted average PIX price of US$863 per tonne.  These contracts are not designated as hedging instruments for accounting purposes and are reported at their fair value, which was $0.4 million at September 30, 2008.

Long-term debt risk management instruments
In respect of long-term debt, the Company is party to US$190 million at September 30, 2008, in forward foreign exchange contracts and options to acquire U.S. dollars over a six-year period.  These instruments are not designated as hedging instruments for accounting purposes, and are included in “Other assets” on the balance sheet at their fair value.  Settlements and changes in fair value are recognized in earnings as “Foreign exchange gain (loss) on long-term debt”.  At period-end exchange rates, these instruments are reported at their fair value, which was $7.5 million at September 30, 2008.

Energy cost risk management instruments
To hedge against the effect of energy cost fluctuations, the Company enters into contracts to fix the price of a portion of the Company’s oil and gas requirements.  The contracts are not designated as hedging instruments for accounting purposes and are reported on the balance sheet at their fair value.  Settlements and changes in fair value are recognized in “Cost of sales”.  At September 30, 2008, the Company had approximately 50% of natural gas usage hedged for the next twelve month period.  There are no hedges in place that extend beyond one year. At period-end contract rates, these instruments are reported at their fair value, which was $0.9 million at September 30, 2008.

Interest rate swaps
The Company occasionally uses interest rate swap contracts to manage its net exposure to interest rate changes.  At September 30, 2008, the Company had pay-floating, receive-fixed interest rate swap contracts for notional US$30 million, and has designated US$20 million as hedging instruments. These derivatives are recorded on the balance sheet at their fair value.  The effective portion of changes in the fair value of the derivatives is included in “Long-term debt” and the ineffective portion is recognized in “Interest expense, net”.  The Company will receive a fixed rate of 7.375%, and pay a floating rate averaging U.S. six-month LIBOR plus 2.0%.  At period-end swap rates, these instruments are reported at their fair value, which was $2.1 million at September 30, 2008.

4.0	RELATED PARTY TRANSACTIONS

A description of the Company’s related parties can be found on pages 101 and 102 of the Company’s 2007 Annual Report.  The Company had no significant related party transactions to report in Q3, 2008.

5.0	GUARANTEES AND INDEMNITIES

The Company has provided certain indemnities with regard to several business dispositions covering potential environmental, tax and employment liabilities.  A description of these indemnities and guarantees and their impact on the Company’s results of operations and financial position for the year ended December 31, 2007, can be found on pages 42 and 43 of the Company’s 2007 Annual Report.  These have not changed materially since December 31, 2007.

6.0	SUMMARY OF QUARTERLY RESULTS

The following table highlights selected financial information for the eight consecutive quarters ending September 30, 2008:

	2008			2007				2006
(In millions of dollars, except per share amounts)	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4

Sales	$504.8	$452.9	$399.5	$381.0	$413.7	$441.8	$478.1	$470.6
EBITDA [1]	53.1	29.5	12.1	15.1	(0.3)	(1.9)	14.1	48.5
Net earnings (loss)	(10.9)	(124.3)	(37.4)	12.4	(18.6)	0.2	(25.6)	(37.2)

Net earnings (loss) per share – basic and diluted	$(0.03)	$(0.34)	$(0.17)	$0.06	$(0.09)	$0.00	$(0.12)	$(0.17)

1	EBITDA is a non-GAAP measure. Refer to Section 7, “Non-GAAP Measures” for further details.

Refer to Section 1.5, “Overview of three months ended September 30, 2008 compared to the three months ended June 30, 2008” for a discussion of Q3, 2008 results compared to Q2, 2008.

The following table reconciles the average spot exchange rate to the Company’s effective rate for the eight consecutive quarters ending September 30, 2008:

US$/CDN$ foreign exchange	2008			2007				2006
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4

Average spot rate	0.961	0.990	0.996	1.019	0.957	0.911	0.854	0.878
Revaluation of U.S. dollar working capital	(0.016)	0.005	(0.022)	0.008	0.040	0.051	0.006	(0.023)
Impact of hedging	0.017	(0.010)	(0.003)	(0.059)	(0.053)	(0.035)	(0.002)	0.018
Other	0.009	0.004	(0.004)	0.002	(0.009)	(0.011)	0.002	0.005
Effective rate	0.971	0.989	0.967	0.970	0.935	0.916	0.860	0.878

7.0	NON-GAAP MEASURES

EBITDA (earnings before interest, taxes, depreciation and amortization, impairment and before other non-operating income and expenses), as defined equates to operating earnings (loss) plus amortization.  As Canadian GAAP does not define a method of calculating EBITDA, the measure as calculated by the Company might not be comparable to similarly-titled measures reported by other entities.  The Company focuses on EBITDA, as the Company believes this measure enables comparison of its results between periods without regard to debt service, income taxes, and capital expenditure requirements.  As such, the Company believes it would be useful for investors and other users to be aware of this measure so they can better assess the Company’s operating performance.  EBITDA should not be considered by an investor as an alternative to net earnings, an indicator of the financial performance of the Company, or an alternative to cash flows as a measure of liquidity.

The Company incurred some specific items in 2008 and 2007 that adversely or positively affected its average delivered cash costs per tonne, EBITDA, operating earnings (loss), and net earnings (loss), making the comparison of results difficult from period to period. The Company believes it is useful for readers to be aware of these items as it provides an indication of performance and comparative trends, excluding these specific items. Specific items include foreign exchange gain or loss on long-term debt, asset impairments, restructuring and change-of-control costs, financing related fees, income tax adjustments, the impact of significant labour disruptions, and other significant items of an unusual or non-recurring nature.  The Company believes this is useful supplemental information; however, the Company’s measures excluding specific items have no standardized meaning under Canadian GAAP and might not be comparable to similarly-titled measures reported by other entities.  Readers should be cautioned that average delivered cash costs per tonne before specific items, EBITDA before specific items, EBITDA margin before specific items, net earnings (loss) before specific items and net earnings (loss) per share before specific items should not be confused with or used as an alternative to measures prescribed by Canadian GAAP.

The Company has reported free cash flow because management believes it would be useful for investors and other users to be aware of this measure so they can better assess the Company’s operating performance.  Free cash flow excludes certain working capital changes and other sources and uses of cash, which are disclosed in the consolidated statements of cash flows. As Canadian GAAP does not define a method of calculating free cash flow, the measure as calculated by the Company might not be comparable to similarly-titled measures reported by other entities and should not be considered an alternative to the consolidated statements of cash flows.  While the closest GAAP measure is cash provided by operating activities less cash used by investing activities, free cash flow generated by operations is cash available after capital expenditures, but before proceeds from divested assets and changes in certain working capital items.

Refer to the tables below for a reconciliation of net earnings (loss) to EBITDA and EBITDA before specific items, the impact of specific items by segment, net earnings (loss) as reported to net earnings (loss) before specific items, and reconciliation of free cash flow with cash provided by operating activities less cash used by investing activities and management’s calculation of free cash flow.

Reconciliation of net earnings (loss) to EBITDA and EBITDA before specific items by quarter

(In millions of dollars)
	2008				2007
	YTD	Q3	Q2	Q1	Total	Q4	Q3	Q2	Q1

Net earnings (loss)	$(172.6)	$(10.9)	$(124.3)	$(37.4)	$(31.6)	$12.4	$(18.6)	$0.2	$(25.6)
Amortization	127.1	39.1	46.3	41.7	176.4	42.8	44.0	44.8	44.8
Impairment	136.5	-	136.5	-	-	-	-	-	-
Foreign exchange (gain) loss on long-term debt	28.7	10.8	1.2	16.7	(103.9)	(8.9)	(33.9)	(53.2)	(7.9)
Other (income) expense, net	(2.5)	(0.2)	(2.1)	(0.2)	15.3	6.6	7.2	1.8	(0.3)
Interest expense, net	55.4	19.2	19.4	16.8	70.7	15.4	18.4	18.4	18.5
Income tax expense (recovery)	(78.1)	(4.8)	(47.3)	(26.0)	(100.0)	(53.2)	(17.4)	(14.2)	(15.2)
Non-controlling interest	0.2	(0.1)	(0.2)	0.5	0.1	0.0	0.0	0.3	(0.2)
EBITDA	94.7	53.1	29.5	12.1	27.0	15.1	(0.3)	(1.9)	14.1
Specific items:
Restructuring costs	28.9	13.1	1.2	14.6	55.3	1.4	24.1	19.0	10.8
Change-of-control costs	-	-	-	-	9.4	0.6	0.3	0.3	8.2
Impact of USW strike	-	-	-	-	25.0	11.7	13.3	-	-
Total specific items	28.9	13.1	1.2	14.6	89.7	13.7	37.7	19.3	19.0
EBITDA before specific items	$123.6	$66.2	$30.7	$26.7	$116.7	$28.8	$37.4	$17.4	$33.1

Impact of specific items by segment in 2007 and 2008 by quarter

(In millions of dollars, except where otherwise stated)
	2008				2007
	YTD	Q3	Q2	Q1	Total	Q4	Q3	Q2	Q1

Specific items:
Sales	$-	$-	$-	$-	$(80.7)	$(55.0)	$(25.7)	$-	$-
Cost of sales	-	-	-	-	55.7	43.3	12.4	-	-
Impact of the USW strike [1]	-	-	-	-	(25.0)	(11.7)	(13.3)	-	-
Restructuring costs	(28.9)	(13.1)	(1.2)	(14.6)	(55.3)	(1.4)	(24.1)	(19.0)	(10.8)
Change-of-control costs	-	-	-	-	(9.4)	(0.6)	(0.3)	(0.3)	(8.2)
EBITDA impact of specific items	$(28.9)	$(13.1)	$(1.2)	$(14.6)	$(89.7)	$(13.7)	$(37.7)	$(19.3)	$(19.0)

Segment EBITDA favourable (unfavourable) impact of specific items
Specialty printing papers	$(11.6)	$(0.1)	$(0.5)	$(11.0)	$(47.2)	$(3.6)	$(17.6)	$(12.9)	$(13.1)
Newsprint	(4.2)	(0.1)	(0.5)	(3.6)	(19.3)	(3.9)	(7.7)	(4.0)	(3.7)
Pulp	(13.1)	(12.9)	(0.2)	-	(23.2)	(6.2)	(12.4)	(2.4)	(2.2)
Total	$(28.9)	$(13.1)	$(1.2)	$(14.6)	$(89.7)	$(13.7)	$(37.7)	$(19.3)	$(19.0)
Segment EBITDA favourable (unfavourable) impact of restructuring and change-of-control costs only
Specialty printing papers	$(11.6)	$(0.1)	$(0.5)	$(11.0)	$(42.2)	$(1.8)	$(14.4)	$(12.9)	$(13.1)
Newsprint	(4.2)	(0.1)	(0.5)	(3.6)	(12.9)	(0.4)	(4.8)	(4.0)	(3.7)
Pulp	(13.1)	(12.9)	(0.2)	-	(9.6)	0.2	(5.2)	(2.4)	(2.2)
Total	$(28.9)	$(13.1)	$(1.2)	$(14.6)	$(64.7)	$(2.0)	$(24.4)	$(19.3)	$(19.0)
Curtailed production due to USW strike (000 tonnes)
Specialty printing papers	-	-	-	-	7.2	4.0	3.2	-	-
Newsprint	-	-	-	-	98.9	65.8	33.1	-	-
Pulp	-	-	-	-	54.7	26.8	27.9	-	-
Total	-	-	-	-	160.8	96.6	64.2	-	-

1	The impact of the USW strike is based on management estimates.

Reconciliation of net earnings (loss) as reported to net earnings (loss) before specific items by quarter

(In millions of dollars and after-tax, except where otherwise stated)
	2008				2007
	YTD	Q3	Q2	Q1	TOTAL	Q4	Q3	Q2	Q1

Net earnings (loss) as reported	$(172.6)	$(10.9)	$(124.3)	$(37.4)	$(31.6)	$12.4	$(18.6)	$0.2	$(25.6)
Specific items (after taxes):
Foreign exchange loss (gain) on long-term debt	24.2	9.1	1.0	14.1	(86.2)	(7.4)	(28.1)	(44.1)	(6.6)
Impairment and loss on disposal	101.0	-	101.0	-	4.9	-	4.9	-	-
Restructuring and change-of-control costs	19.9	9.0	0.8	10.1	42.7	1.4	16.1	12.7	12.5
USW strike impact	-	-	-	-	16.5	7.7	8.8	-	-
Financing related fees	-	-	-	-	0.8	-	-	0.8	-
Termination fee on closure of corrugating machine	(1.2)	-	(1.2)	-	-	-	-	-	-
Income tax adjustments	(8.6)	-	-	(8.6)	(36.4)	(35.0)	-	(1.4)	-
Net earnings (loss) before specific items	$(37.3)	$7.2	$(22.7)	$(21.8)	$(89.3)	$(20.9)	$(16.9)	$(31.8)	$(19.7)
Net earnings (loss) per share (in dollars): As reported	$(0.54)	$(0.03)	$(0.34)	$(0.17)	$(0.15)	$0.06	$(0.09)	$0.00	$(0.12)
Before specific items	$(0.12)	$0.02	$(0.06)	$(0.10)	$(0.42)	$(0.10)	$(0.08)	$(0.15)	$(0.09)

The following reconciles free cash flow with cash provided by operating activities less cash used by investing activities:

(In millions of dollars)
	2008				2007
	YTD	Q3	Q2	Q1	TOTAL	Q4	Q3	Q2	Q1

Cash provided (used) by operating activities	$18.1	$4.4	$28.5	$(14.8)	$(2.7)	$33.5	$(33.9)	$(3.3)	$1.0
Cash used by investing activities	(197.0)	(12.6)	(174.0)	(10.4)	(83.7)	(17.8)	(23.7)	(22.2)	(20.0)
Proceeds from the sale of property and other assets	(2.3)	(2.3)	0.1	(0.1)	(6.5)	(2.0)	(3.6)	(0.4)	(0.5)
Snowflake acquisition	169.8	0.3	169.5	-	-	-	-	-	-
Other investing activities	1.1	2.5	(6.4)	5.0	4.4	2.3	2.3	(0.4)	0.2
Non-cash working capital changes except change in taxes, interest and restructuring	44.6	56.3	(34.0)	22.3	(30.3)	(46.8)	35.4	(20.2)	1.3
Other	(18.3)	(17.5)	8.6	(9.4)	26.8	7.2	0.1	17.5	2.0

Free cash flow	$16.0	$31.1	$(7.7)	$(7.4)	$(92.0)	$(23.6)	$(23.4)	$(29.0)	$(16.0)

The following shows management’s calculation of free cash flow:

(In millions of dollars)
	2008				2007
	YTD	Q3	Q2	Q1	TOTAL	Q4	Q3	Q2	Q1

EBITDA	$94.7	$53.1	$29.5	$12.1	$27.0	$15.1	$(0.3)	$(1.9)	$14.1
Cash interest paid, net	(53.3)	(18.8)	(17.1)	(17.4)	(67.8)	(15.1)	(17.9)	(17.3)	(17.5)
Capital expenditures	(28.4)	(12.1)	(10.8)	(5.5)	(85.8)	(17.5)	(25.0)	(23.0)	(20.3)
Income taxes received (paid)	(0.1)	0.4	0.3	(0.8)	(0.5)	0.1	0.2	(0.2)	(0.6)
Pension expense, net of funding	(0.5)	0.7	(0.5)	(0.7)	(5.6)	(0.6)	(0.2)	(0.8)	(4.0)
Restructuring cost expense, net of disbursements	3.6	7.8	(9.1)	4.9	40.7	(5.6)	19.8	14.2	12.3

Free cash flow	$16.0	$31.1	$(7.7)	$(7.4)	$(92.0)	$(23.6)	$(23.4)	$(29.0)	$(16.0)

8.0	CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of financial statements in conformity with Canadian GAAP requires companies to establish accounting policies and to make estimates that affect both the amount and timing of the recording of assets, liabilities, revenues and expenses.  Some of these estimates require judgments about matters that are inherently uncertain.

On an ongoing basis, management reviews its estimates, including those related to environmental and legal liabilities, impairment of long-lived assets, estimates of the remaining economic lives of long-lived assets, pension and post-retirement benefits, provision for bad and doubtful accounts and income taxes based upon currently available information.  Actual results could differ from these estimates.  The discussion on the accounting policies that require management’s most difficult, subjective and complex judgments, and which are subject to a fair degree of measurement uncertainty can be found on pages 49 to 53 of the Company’s 2007 Annual Report.  These have not materially changed since December 31, 2007.

9.0	CHANGES IN ACCOUNTING POLICIES

On January 1, 2008, the Company adopted the following new pronouncements issued by the Canadian Institute of Chartered Accountants (“CICA”):

Section 1535, Capital Disclosures

Section 1535, Capital Disclosures, requires entities to provide additional disclosures relating to the Company’s objectives, policies, and processes for managing capital.

Section 3031, Inventories

Section 3031, Inventories, provides more guidance on the measurement and disclosure requirements for inventories.  Significantly to the Company, the new recommendations require raw materials to be recorded at the lower of cost or net realizable value (“NRV”) with NRV determined on an as-converted-to-finished-goods basis for all raw materials to be used in the production of finished goods, allow the reversals of previous write-downs to NRV when there is a subsequent increase in the value of inventories, and include more detailed guidance on the classification of spare parts between inventories and capitalized equipment.  The Company has adopted this standard with a prospective application on January 1, 2008.  Upon adoption, the Company recorded a write-down of $3.8 million to opening raw materials inventory and adjusted its opening balances of retained earnings by $2.6 million, net of taxes.  In addition, the Company has reclassified $5.1 million of its maintenance spare parts from “Inventories” to “Property, plant and equipment”.

Section 3862, Financial Instruments – Disclosures and Section 3863, Financial Instruments – Presentation

Section 3862, Financial Instruments – Disclosures, and section 3863 Financial Instruments – Presentation replaces section 3861 Financial Instruments – Disclosure and Presentation.  Section 3862 requires additional disclosures, relative to those previously required, with an emphasis on risks associated with both recognized and unrecognized financial instruments to which an entity is exposed during the period and at the balance sheet date, and how the entity manages those risks.  Section 3863 establishes standards for presentation of financial instruments and non-financial derivatives.

10.0	IMPACT OF ACCOUNTING PRONOUNCEMENTS AFFECTING FUTURE PERIODS

In February 2008, the CICA Accounting Standards Board confirmed the changeover to International Financial Reporting Standards (“IFRS”) from Canadian GAAP will be required for publicly accountable enterprises effective for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011.  The Company is in the process of developing a plan for the conversion to IFRS.

11.0	RISKS AND UNCERTAINTIES

The Company produces and markets pulp and paper products that are sold globally.  The Company seeks to differentiate its product lines from those of other producers by supplying specialty products that add value for customers.  However, like most companies in the forest products industry in North America, the Company faces business risks and uncertainties.  These fall into the general business areas of markets, international commodity prices, currency exchange rates, environmental issues, fibre supply, government regulation and policy, and for Canadian companies, trade barriers and potential impacts of Aboriginal rights, including unresolved Aboriginal land claims in B.C.

In order to address these risks and effectively manage them, the Company’s management has developed a process for managing risk and the interrelationships risks have with the Company’s strategic plan.  The Company provides regular updates to the Audit Committee, works with corporate and operational management to identify, measure, and prioritize the critical risks facing the Company, and manages these risks by ensuring that they are adequately addressed through mitigating procedures where appropriate.  The objectives of the risk management function include developing a common framework for understanding what constitutes principal business risks, ensuring that risk management activities are aligned with business strategies, and providing an effective mechanism for governance in the area of risk management.

A description of the Company’s risks and uncertainties can be found on pages 28 to 40 of the Company’s Q1, 2008 Quarterly Report.  Risks to the Company reported in the Q1, 2008 Quarterly Report include risks related to the integration and ongoing management of the Snowflake operation, cyclical nature of its business and fluctuations in product prices, exchange rate fluctuations, global competition, international sales, fluctuations in the cost and supply of wood fibre, capital structure, impact of losses incurred in recent periods which could affect ongoing operations if continued, labour disruptions, claims of aboriginal title and rights in Canada, increases in energy costs, environmental regulation, supply of certain raw materials, increases in capital and maintenance expenditures, periodic litigation, extending trade credit to customers, consumer boycotts or increases in costs due to chain-of-custody programs, insurance coverage limitations, mill locations in seismically active areas, post retirement plan obligations, and change in legal control of the Company.  An update to the Company’s risks and uncertainties, as at July 29, 2008, can be found on pages 29 to 30 of the Company’s Q2, 2008 Quarterly Report.

Update on risks and uncertainties

The Company’s Substantial Debt May Impair its Financial and Operating Flexibility

The Company has a $330.0 million asset based revolving operating facility, which matures in August 2013.  Collateral provided consists of the accounts receivable, inventories, and cash of the Company as well as a first charge on the property, plant and equipment of the Snowflake mill.  Availability under the ABL Facility is determined by a borrowing base, calculated primarily on balances of eligible accounts receivable and inventory, less certain reserves.  As of September 30, 2008, the borrowing base was $303.0 million.  $113.5 million was drawn on the ABL Facility and, after giving effect to $24.5 million of outstanding letters of credit, $165.0 million was available to the Company to be drawn under the ABL Facility.  For further details refer to Section 3.3.1 “Capital Resources”.

The ABL Facility includes financial covenants to maintain shareholders’ equity above $649 million, maintain excess availability above $35 million and to not make capital expenditures in excess of 120% of the annual budget.

The Company Extends Trade Credit to its Customers and They May Not Pay the Company Promptly or in Full

The Company extends trade credit to most of its customers to facilitate the purchase of its products. The Company relies on the creditworthiness of such customers.  Some of the Company’s customers operate in highly competitive, mature, cyclical or low margin businesses.  Some are highly levered financially or experiencing negative cash flows such that they may need to refinance, restructure, file for bankruptcy protection or go bankrupt.  Volatile capital market conditions or illiquid financial markets may result in the Company having a higher preponderance of such customers during an economic downturn. The failure of such customers to pay the Company promptly and in full under the terms of the trade credit the Company extends to them could have a material adverse effect on its business, financial condition, results of operations and cash flow and its ability to satisfy its obligations under its debt.

The Company Faces Risks Related to its International Sales

A significant portion of the Company’s sales are outside of Canada. For example, approximately 38% of its sales volume for the year ended December 31, 2007 was generated in Asia and Australasia, Latin America, Europe and other offshore markets.

Under the terms of a distribution agreement relating to sales of paper in certain of these international markets, representing approximately 5% of its sales volume for the year ended December 31, 2007, either party on six-months’ notice may terminate the agreement. The Company has recently served notice under this agreement of its intention to terminate and is currently evaluating its options with respect to distribution into these markets. While no assurance can be given that sales activities in these markets will not be disrupted, the Company is confident that preferable options are available and that the notice period provides sufficient time to put appropriate arrangements in place.

Labour Disruptions Could Have a Negative Impact on the Company’s Business

Approximately three quarters of the Company’s existing pulp and paper mill employees in its Canadian operations are members of the Communications, Energy & Paperworkers Union of Canada (“CEP”), the Pulp, Paper and Woodworkers of Canada (“PPWC”) or the Canadian Office and Professional Employees Union (“COPE”). Collective agreements with the CEP and PPWC locals at Crofton, Elk Falls and Powell River expired in April 2008.  Although the Company does not currently anticipate labour disruptions in its operations, if the Company is not able to negotiate an acceptable agreement with the CEP or PPWC this could result in a strike or work stoppage by the affected workers that could have a material adverse effect on the Company’s operations.  Refer to Section 13.0,  “Outlook”, for details of the current status of discussions with respect to the collective agreements with the CEP and PPWC.

12.0	SENSITIVITY ANALYSIS

The Company’s earnings are sensitive to fluctuations in:

Product price

The Company’s products are commodity-based and cyclical in nature.  As a result, earnings are sensitive to price changes, with the effect of price changes on specialty paper grades and newsprint being the greatest.

Foreign exchange

The Company’s products are primarily sold in Canada, the United States, Asia and Australasia, Latin America and Europe. The majority of sales are denominated in foreign currencies, principally the U.S. dollar.  As a result, the Company is exposed to foreign currency risk on accounts receivable and future sales.

Energy costs

The Company’s earnings could be significantly impacted by changes in prices and terms of energy supply contracts, as the Company is a significant consumer of electrical power, fossil fuels, and inputs whose pricing is highly correlated to energy costs.

Fibre

The Company’s supply of fibre is subject to market influences and has some degree of variability.  Fibre supply includes wood chips, logs, sawdust and ONP.

The Company’s annual EBITDA, net earnings and earnings per share are estimated to be impacted by changes in product prices, foreign exchange and input costs as follows:

(In millions of dollars, except per-share amounts)	EBITDA[5]	Net earnings[1]	Earnings per share

Product prices[2]
A US$10 per tonne change in the sales price of:
Specialty printing papers	$12	$8	$0.02
Newsprint	10	7	0.02
Pulp	7	5	0.01
Foreign exchange[3]
A US$0.01 change in the U.S. dollar relative to the Canadian dollar	$13	$9	$0.02
Energy cost sensitivity[4]
A 5% change in the price of:
Natural gas and oil – direct purchases	$3	$2	$0.01
Electricity – direct purchases	7	5	0.01
Coal	1	1	0.00
Fibre sensitivity[4]
A US$5 per unit change in the price of:
Wood chips and sawdust (Bdt)	$12	$9	$0.02
ONP (ST)	3	2	0.01

1      Based on an expected tax rate of 31%.
2      Based on full 2008 capacities and foreign exchange rate of US$0.94
3	Based on a movement from US$0.94 to US$0.95 and excludes the Company’s hedging program and the impact of the Company’s translation of U.S.-dollar-denominated debt.
4      Based on LTM to September 30, 2008 consumption levels.
5      EBITDA is a non-GAAP measure.  Refer to Section 7, “Non-GAAP Measures” for further details.

13.0	OUTLOOK

With the economic slowdown in the U.S. and the weakening of the global economy, business conditions are expected to become more difficult, particularly with regards to weaker demand for the Company’s products.  The Company has benefited from significant price increases in most of its paper and pulp products during 2008 despite declining demand in many cases, as North American and global capacity closures have led to relatively tight supply conditions.  Current pricing levels will only be sustained by further capacity closures in light of the current weakening demand for many of the Company’s products.  The continuing deterioration in the U.S. housing market and therefore lumber prices is not expected to improve in the short term.  This will continue to present challenges for pulp and paper producers as sawmills are likely to continue to take production curtailments, leading to ongoing wood fibre shortages.

Mitigating these challenges of product demand and availability of fibre is an expected easing in the cost inflation of key inputs, driven by lower oil and commodity prices as global demand slows.  In addition, the weakening of the Canadian dollar relative to the U.S. dollar seen in recent months will provide a significant benefit to the Company’s revenue if it remains at recent levels.

Production curtailment and permanent closure of the Elk Falls pulp mill

The Company expects to continue to take production curtailments across its operations as a result of fibre shortages, in the case of the announced permanent closure of the Elk Falls pulp mill and white top linerboard operation effective November 30, 2008, and as a result of reduced market demand and the Company’s strategy to match production with customer orders.  The table below summarizes the curtailment the Company currently anticipates in the fourth quarter of 2008 (“Q4”):

2008 – Q4 Production Curtailment (tonnes)	Paper			Pulp		Total
	Newsprint		Specialty Printing Papers	Pulp and White Top Linerboard

Snowflake (October)	8.0		-	-		8.0
Crofton (October/December)	3.0		1.9	12.0		16.9
Powell River (October/December)	-		13.1	-		13.1
Elk Falls (October/November/December)	38.5	[1]	-	63.3	[2]	101.8

Total	49.5		15.0	75.3		139.8

1     Curtailment consists of market curtailment related to E1 which is indefinitely curtailed.
2     Includes impact on production in Q4, 2008 post closure of the pulp mill and white top linerboard operation in November 2008.

In addition to the above anticipated production curtailment in Q4, 2008, the Company is evaluating the possibility of additional curtailment in certain paper grades over Christmas and New Year as business conditions are traditionally slow during this holiday period.  A decision will be made later in Q4 depending on the Company’s order file.

Demand and pricing

Specialty printing paper markets are expected to remain mixed for the balance of the year.  Coated mechanical demand has weakened but prices are expected to remain steady as capacity closures have so far offset demand weakness.  Uncoated mechanical demand is expected to remain solid through the seasonally strongest part of the year in Q4 and prices are expected to remain stable as supply and demand remain balanced.  Directory demand is expected to be lower in Q4 year-over-year.  The Company is in the process of negotiating directory contracts for 2009 and expects price increases to reflect higher input costs, fibre shortages and price increases in other mechanical printing paper grades.

Newsprint markets are expected to remain balanced through Q4 as previously announced capacity closures or production curtailments keep operating rates stable.  The downward trend in consumption is expected to continue.

Demand for NBSK pulp is expected to continue to decline for the balance of the year. The Company anticipates benchmark pulp prices to further weaken in the near term.

Linerboard markets are expected to be challenged due to the U.S. economic slowdown and a decline in box shipments.  The Company will exit this market as a result of the announced closure of the Elk Falls pulp mill and white top linerboard operation, effective November 30, 2008.

Labour Agreement

Collective agreements with the CEP and PPWC locals at Crofton, Elk Falls and Powell River expired in April 2008.  Early in October, following several days of meetings regarding a new collective agreement, the Company and CEP locals took a pause in discussions.  The five CEP locals have subsequently balloted their membership as to whether they would be willing to strike to achieve the “industry pattern”.  The Company has subsequently been informed that 95% of the membership voted in favour of this option should it be required.  At this relatively early point in the bargaining process, the Company has not yet put forward a proposal for settlement and discussions to date have been limited to local issues.  Further discussions have been provisionally scheduled with the CEP to take place, commencing early November 2008.  Separate negotiations with the PPWC representing employees at the Crofton pulp mill are currently underway. The Company is optimistic that a negotiated agreement can be reached.

Capital spending

Capital spending remains on target and is expected to be approximately $45 million for the year.

14.0	DISCLOSURE CONTROLS AND INTERNAL CONTROL OVER FINANCIAL REPORTING

The Company did not make any significant changes in internal control over financial reporting during the most recent interim period ended September 30, 2008, that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

The Company’s Audit Committee, as part of its oversight role, has reviewed and recommended the approval of this MD&A to the Board of Directors.  The Board of Directors has read and approved this MD&A.  Through discussions with management, the Board of Directors and the Audit Committee have satisfied themselves that management has implemented the necessary disclosure controls.

A summary of the Company’s regulatory requirements with respect to the evaluation of internal controls and subsequent reporting of the results of that evaluation can be found on pages 62 of the Company’s 2007 Annual Report.  There have been no significant changes to those requirements since December 2007.

15.0	OUTSTANDING SHARE DATA

At November 3, 2008, the Company had 381,753,490 common shares issued and outstanding.

Additional information about the Company including its most recent Annual Information Form is available on the Company’s website at www.catalystpaper.com, or the Canadian Securities Administrator’s electronic filing website at www.sedar.com.